UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ARRIS ENTERPRISES, INC.

(Name of Subject Company (Issuer))

ARRIS ENTERPRISES, INC. (Issuer)

ARRIS GROUP, INC. (Affiliate of Issuer)

(Name of Filing Persons)

2.00% Convertible Senior Notes due 2026

(Title of Class of Securities)

04269Q AC 4

(CUSIP Number of Class of Securities)

Copy to:
Lawrence A. Margolis	W. Brinkley Dickerson, Jr.
ARRIS Enterprises, Inc. c/o ARRIS Group, Inc.	Paul Davis Fancher Troutman Sanders LLP
3871 Lakefield Drive	600 Peachtree Street N.E., Suite 5200
Suwanee, Georgia 30024 (678) 473-2000	Atlanta, Georgia 30308-2216 (404) 885-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$232,230,483	$31,677

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 2.00% Convertible Senior Notes due 2026 (the “Notes”) upon a Fundamental Change of ARRIS Enterprises, Inc., pursuant to the indenture governing the Notes, calculated as the sum of (a) $232,050,000, representing 100% of the aggregate principal amount of the Notes outstanding, plus (b) $180,483, representing accrued and unpaid interest on the Notes to, but not including, May 29, 2013.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,677	Filing Party: ARRIS Enterprises, Inc. and ARRIS Group, Inc.
Form or Registration No.: Schedule TO	Date Filed: April 30, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 1 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.), a Delaware corporation (the “Company”), with the Securities and Exchange Commission on April 30, 2013 (as amended or supplemented, the “Schedule TO”), relating to an offer by the Company to repurchase for cash any and all of the Company’s 2.00% Convertible Senior Notes due 2026 (the “Notes”), issued pursuant to the Indenture, dated as of November 13, 2006 (the “Original Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of April 16, 2013 (the “First Supplemental Indenture” and, together with the Original Indenture, the “Indenture”), among the Company, ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.), a Delaware corporation, and the Trustee, at a price of $1,000 per $1,000 in aggregate principal amount tendered, plus accrued and unpaid interest to, but excluding, the repurchase date pursuant to the right of each holder of the Notes to require the Company to make such repurchase (the “Repurchase Right”). The offer is made upon the terms and subject to the conditions contained in the Fundamental Change Notice and the Offer to Purchase, dated April 30, 2013 (the “Offer to Purchase”), a copy of which has been previously filed.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

This Amendment is being filed by the Company to amend the time at which the Repurchase Right will expire on May 28, 2013, from 5:00 p.m., New York City time, to 11:59 p.m., New York City time and the deadline by which tendered Notes may be withdrawn on May 28, 2013 from 5:00 p.m., New York City time, to 11:59 p.m., New York City time. This Amendment also is being filed to amend certain language under the heading “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” in the Offer to Purchase.

All other terms and conditions set forth in the Schedule TO and the Offer to Purchase shall remain unchanged and in full force and effect. This Amendment should be read in conjunction with the Schedule TO and the Offer to Purchase. All capitalized terms used in this Amendment, but not specifically defined herein shall have the meanings ascribed in the Offer to Purchase, as amended or supplemented.

Amended Items of Schedule TO

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment amends and restates only the items to the Schedule TO that are being amended and restated, and unaffected items are not included herein. This Amendment should be read in conjunction with the Schedule TO and the Offer to Purchase.

Item 1. Summary Term Sheet.

Each reference in the Offer to Purchase to the Expiration Date shall hereby be amended to mean 11:59 p.m., New York City time on May 28, 2013. Each reference in the Offer to Purchase to the Withdrawal Date shall hereby be amended to mean 11:59 p.m., New York City time on May 28, 2013.

The Offer to Purchase is amended and supplemented by deleting the first sentence under the heading “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” and inserting in lieu thereof: “The Offer to Purchase contains forward-looking statements.”

Item 4. Terms of the Transaction.

Each reference in the Offer to Purchase to the Expiration Date shall hereby be amended to mean 11:59 p.m., New York City time on May 28, 2013. Each reference in the Offer to Purchase to the Withdrawal Date shall hereby be amended to mean 11:59 p.m., New York City time on May 28, 2013.

The Offer to Purchase is amended and supplemented by deleting the first sentence under the heading “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” and inserting in lieu thereof: “The Offer to Purchase contains forward-looking statements.”

Item 12. Exhibits.

(a)(1)	Fundamental Change Notice and Offer to Purchase, dated April 30, 2013 (incorporated by reference from Exhibit (a)(1) of the Schedule TO filed by ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) on April 30, 2013).

(a)(5)	Press Release, dated May 10, 2013*

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 13, 2006, between ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (incorporated by reference from Exhibit 4.5 to the Form 8-K filed by ARRIS Enterprises, Inc. on November 16, 2006).

(d)(2)	First Supplemental Indenture, dated as of April 16, 2013, among ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.), ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (incorporated by reference from Exhibit 4.2 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(3)	Global Note No. 3, dated April 16, 2013 (incorporated by reference from Exhibit 4.3 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(4)	Guaranty, dated April 16, 2013, by ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and, for certain limited purposes, ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) (incorporated by reference from Exhibit 4.4 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(5)	Agreement and Plan of Merger, dated April 15, 2013, by and among ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.), ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and ARRIS Enterprises II, Inc. (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2013	ARRIS ENTERPRISES, INC.

	By:	/s/ David B. Potts
Name: David B. Potts
Title: Executive Vice President and Chief Financial Officer

Exhibit Index

(a)(1)	Fundamental Change Notice and Offer to Purchase, dated April 30, 2013, dated April 30, 2013 (incorporated by reference from Exhibit (a)(1) of the Schedule TO filed by ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) on April 30, 2013).

(a)(5)	Press Release, dated May 10, 2013*

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 13, 2006, between ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (incorporated by reference from Exhibit 4.5 to the Form 8-K filed by ARRIS Enterprises, Inc. on November 16, 2006).

(d)(2)	First Supplemental Indenture, dated as of April 16, 2013, among ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.), ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (incorporated by reference from Exhibit 4.2 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(3)	Global Note No. 3, dated April 16, 2013 (incorporated by reference from Exhibit 4.3 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(4)	Guaranty, dated April 16, 2013, by ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and, for certain limited purposes, ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) (incorporated by reference from Exhibit 4.4 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(5)	Agreement and Plan of Merger, dated April 15, 2013, by and among ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.), ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and ARRIS Enterprises II, Inc. (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.